                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                               (Amendment No. 3)

    United States Lime & Minerals Inc. (formerly Scottish Heritable Inc.)
                               (Name of Issuer)

                   Common Stock, $0.10 par value per share
                        (Title of Class of Securities)

                                 752800 10 2
                                 -----------
                                (CUSIP Number)


                               George M. Doumet
                                Vice President
                          Inberdon Enterprises Ltd.
                           1020 -- 789 West Pender
                     Vancouver, British Columbia V6C 1H2
                     -----------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)


                                 12 August 1997
            ------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this Statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

        Check the following box if a fee is being paid with this Statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

        Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                             (Page 1 of 4 Pages)


-----------------
        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subsequent class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D


CUSIP No. 752800 10 2                                          Page 2 of 4 Pages

(1)   NAMES OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      INBERDON ENTERPRISES LTD.

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

(3)   SEC USE ONLY

(4)   SOURCE OF FUNDS*
      AF

(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS               [ ]
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      British Columbia, Canada

                               NUMBER OF SHARES
                                 BENEFICIALLY
                                OWNED BY EACH
                                  REPORTING
                                 PERSON WITH

(7)   SOLE VOTING POWER
      2,013,448

(8)   SHARED VOTING POWER
      0

(9)   SOLE DISPOSITIVE POWER
      2,013,448

(10)  SHARED DISPOSITIVE POWER
      0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,013,448

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Approx. 51%

(14)  TYPE OR REPORTING PERSON*
      CO

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This statement amends and supplements the Schedule 13D filed with the Securities and Exchange Commission dated May 10, 1993 by Inberdon Enterprises Ltd. a British Columbia corporation (the "Company"), relating to the common stock, $0.10 par value (the "Common Stock"), of United States Lime & Minerals Inc. (the "Issuer"). Except as disclosed herein, there has been no change in the information previously reported in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended and supplemented by adding thereto the following:

          (a) The Company beneficially owns 2,013,448 shares of Common Stock, representing approximately 51% of the outstanding Common Stock.

          (c) The Company purchased 50,500 shares of Common Stock on August 12, 1997 through the facilities of the Nasdaq National Market, at a purchase price of $7.920792 per share.


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                                   SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   August 21, 1997.

                                          INBERDON ENTERPRISES LTD.



                                          By:  /s/ Elizabeth Sears
                                                Elizabeth Sears
                                                 Vice President